Appendix A

Note: We have deleted in this response all items from this note that are not applicable to Staff Comment 3.

NOTE 23. COMMITMENTS AND CONTINGENCIES
As a result of issues generated in the ordinary course of business, Dominion and Virginia Power are involved in legal proceedings before various courts and are periodically subject to governmental examinations (including by regulatory authorities), inquiries and investigations (collectively, “governmental examinations”). Certain legal proceedings and governmental examinations involve demands for unspecified amounts of damages, are in an initial procedural phase, involve uncertainty as to the outcome of pending appeals or motions, or involve significant factual issues that need to be resolved, such that it is not possible for the Companies to estimate a range of possible loss.  For such matters that the Companies cannot estimate, a statement to this effect will be made in the description of the case. Other matters may have progressed sufficiently through the litigation or investigative processes such that the Companies are able to estimate a range of possible loss.  For legal proceedings and governmental examinations for which we are able to reasonably estimate a range of possible losses, an estimated range of possible loss is provided, in excess of the accrued liability (if any) for such matters.  This estimated range is based on currently available information and involves elements of judgment and significant uncertainties.  This estimated range of possible loss does not represent the Companies’ maximum possible loss exposure.  The circumstances of such legal proceedings and governmental examinations will change from time to time and actual results may vary significantly from the current estimate.  For current proceedings not specifically reported below, management does not anticipate that the liabilities, if any, arising from such proceedings would have a material effect on Dominion’s or Virginia Power’s financial position, liquidity or results of operations.

Environmental Matters
Dominion and Virginia Power are subject to costs resulting from a number of federal, state and local laws and regulations designed to protect human health and the environment. These laws and regulations affect future planning and existing operations. They can result in increased capital, operating and other costs as a result of compliance, remediation, containment and monitoring obligations.

AIR
The CAA is a comprehensive program utilizing a broad range of regulatory tools to protect and preserve the nation’s air quality. At a minimum, states are required to establish regulatory programs to address all requirements of the CAA. However, states may choose to develop regulatory programs that are more restrictive. Many of Dominion’s and Virginia Power’s facilities are subject to the CAA’s permitting and other requirements.
In February 2008, Dominion received a request for information pursuant to Section 114 of the CAA from the EPA. The request concerns historical operating changes and capital improvements undertaken at State Line and Kincaid. In April 2009, Dominion received a second request for information. Dominion provided information in response to both requests. Also in April 2009, Dominion received a Notice and Finding of Violations from the EPA claiming violations of the CAA New Source Review requirements, New Source Performance Standards, the Title V permit program and the stations’ respective State Implementation Plans. The Notice states that the EPA may issue an order requiring compliance with the relevant CAA provisions and may seek injunctive relief and/or civil penalties, all pursuant to the EPA’s enforcement authority under the CAA.
Dominion believes that it complied with applicable laws and the EPA regulations and interpretations in effect at the time the work in question took place. The CAA authorizes maximum civil penalties of $25,000 to $37,500 per day, per violation at each generating unit, depending on the date of the alleged violation. In addition to any such penalties that may be awarded, an adverse outcome could require substantial capital expenditures or affect the timing of currently budgeted capital expenditures that cannot be determined at this time. Such expenditures could affect future results of operations, cash flows, and financial condition. Dominion is currently unable to make an estimate of potential loss related to these matters.
In June 2010, the Conservation Law Foundation and Healthlink, Inc., filed a Complaint in the District Court of Massachusetts against Dominion Energy New England, Inc. alleging that Salem Harbor units 1, 2, 3, and 4 have been and are in violation of visible emissions standards and monitoring requirements of the Massachusetts State Implementation Plan and the station’s state and federal operating permits. Although Dominion cannot predict the outcome of this matter at this time, it is not expected to have a material effect on results of operations, financial condition and/or cash flows.
In June 2008, the Virginia State Air Pollution Control Board approved and issued an air permit to construct and operate the Virginia City Hybrid Energy Center and also approved and issued another air permit for hazardous emissions. Construction of the Virginia City Hybrid Energy Center commenced and the facility is expected to be in operation by 2012. In August 2008, SELC, on behalf of four environmental groups, filed Petitions for Appeal in Richmond Circuit Court challenging the approval of both of the air permits. The Richmond Circuit Court issued an Order in September 2009 upholding the initial air permit and upholding the second air permit for hazardous emissions except for one condition related to the permit limit for mercury emissions. In September 2009, the hazardous emissions air permit was amended by the Virginia Department of Environmental Quality to comply with the Richmond Circuit Court Order. The permit amendment does not impact the project. In October 2009, SELC filed a Notice of Appeal of the court’s Order regarding the initial air permit with the Richmond Circuit Court, initiating the appeals process to the Virginia Court of Appeals. In May 2010, the Court of Appeals affirmed the Circuit Court’s opinion in the appeal of the Virginia City Hybrid Energy Center’s air permit. SELC did not further appeal the Court of Appeals decision to the Supreme Court of Virginia.

WATER
In October 2003, the EPA and the Massachusetts Department of Environmental Protection each issued new NPDES permits for Brayton Point. The new permits contained identical conditions that in effect require the installation of cooling towers to address concerns over the withdrawal and discharge of cooling water. Currently, Dominion estimates the total cost to install these cooling towers at approximately $600 million, with remaining expenditures of $354 million included in its planned capital expenditures through 2012.
In October 2007, the VSWCB issued a renewed VPDES permit for North Anna. BREDL, and other persons, appealed the VSWCB’s decision to the Richmond Circuit Court, challenging several permit provisions related to North Anna’s discharge of cooling water. In February 2009, the court ruled that the VSWCB was required to regulate the thermal discharge from North Anna into the waste heat treatment facility. Virginia Power filed a motion for reconsideration with the court in February 2009, which was denied. The final order was issued by the court in September 2009. The court’s order allows North Anna to continue to operate pursuant to the currently issued VPDES permit. In October 2009, Virginia Power filed a Notice of Appeal of the court’s Order with the Richmond Circuit Court, initiating the appeals process to the Virginia Court of Appeals. In June 2010, the Virginia Court of Appeals reversed the Richmond Circuit Court’s September 2009 order. The Virginia Court of Appeals held that the lower court had applied the wrong standard of review, and that the VSWCB’s determination not to regulate the station’s thermal discharge into the waste heat treatment facility was lawful. In July 2010, BREDL and the other original appellants filed a petition for appeal to the Supreme Court of Virginia requesting that it review the Court of Appeals’ decision. In December 2010, the Supreme Court of Virginia granted BREDL’s petition. Briefing on the merits of the case will occur during the first quarter of 2011.  Dominion is currently unable to make an estimate of potential loss related to this matter.  However, an adverse resolution could ultimately require significant capital expenditures which could have a material effect on Virginia Power’s results of operations, financial condition and/or cash flows.
In August 2006, the CDEP issued a notice of a Tentative Determination to renew the NPDES permit for Millstone, which included a draft copy of the revised permit. In October 2007, CDEP issued a report to the hearing officer for the tentative determination stating the agency’s intent to further revise the draft permit. In December 2007, the CDEP issued a new draft permit. An administrative hearing on the draft permit began in January 2009 and was completed in February 2009. In February 2010, the hearing officer issued a proposed final decision, recommending that the CDEP Commissioner issue the revised draft permit without change. In September 2010, the permit was reissued under the CWA. The conditions of the permit require an evaluation of control technologies that could result in additional expenditures in the future, however Dominion cannot currently predict the outcome of this evaluation. In October 2010, the permit issuance was appealed to the state court by a private plaintiff. The permit is expected to remain in effect during the appeal. Dominion is currently unable to make an estimate of potential loss related to this matter.

SOLID AND HAZARDOUS WASTE
The CERCLA, as amended, provides for immediate response and removal actions coordinated by the EPA in the event of threatened releases of hazardous substances into the environment and authorizes the U.S. government either to clean up sites at which hazardous substances have created actual or potential environmental hazards or to order persons responsible for the situation to do so. Under the CERCLA as amended, generators and transporters of hazardous substances, as well as past and present owners and operators of contaminated sites, can be strictly, jointly and severally liable for the cost of cleanup. These potentially responsible parties can be ordered to perform a cleanup, be sued for costs associated with an EPA-directed cleanup, voluntarily settle with the U.S. government concerning their liability for cleanup costs, or voluntarily begin a site investigation and site remediation under state oversight.
From time to time, Dominion or Virginia Power may be identified as a potentially responsible party to a Superfund site. The EPA (or a state) can either allow such a party to conduct and pay for a remedial investigation, feasibility study and remedial action or conduct the remedial investigation and action itself and then seek reimbursement from the potentially responsible parties. Each party can be held jointly, severally and strictly liable for the cleanup costs. These parties can also bring contribution actions against each other and seek reimbursement from their insurance companies. As a result, Dominion or Virginia Power may be responsible for the costs of remedial investigation and actions under the Superfund law or other laws or regulations regarding the remediation of waste. The Companies do not believe this will have a material effect on results of operations, financial condition and/or cash flows.
Dominion has determined that it is associated with 17 former manufactured gas plant sites. Studies conducted by other utilities at their former manufactured gas plant sites have indicated that those sites contain coal tar and other potentially harmful materials. None of the 17 former sites with which Dominion is associated is under investigation by any state or federal environmental agency. At one of the former sites Dominion is conducting a state-approved post closure groundwater monitoring program and an environmental land use restriction has been recorded. Another site has been accepted into a state-based voluntary remediation program and Dominion has not yet estimated the future remediation costs. Due to the uncertainty surrounding these sites, Dominion is unable to make an estimate of potential loss related to these sites.